EXHIBIT 11.2

CPI Corp.
Computation of Per Common Share Income - Basic
(Unaudited)

in thousands, except share and per share data	12 Weeks Ended
	May 1, 2010	May 2, 2009
Basic:
Net income applicable to common shares	$6,540	$2,329

Shares:
Weighted average number of common and common equivalent shares outstanding	9,302,882	9,600,580
Less: Treasury stock - weighted average	(2,133,566)	(2,651,781)

Weighted average number of common and common equivalent shares outstanding	7,169,316	6,948,799

Net income per common and common equivalent shares	$0.91	$0.34